SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n°  01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Fiscal Council

held on April 9, 2012

1. DATE, TIME AND PLACE: On April 9, 2012, at 1 p.m., in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor.

2. CALL NOTICE AND ATTENDANCE: As all members of the Fiscal Council attended the meeting, the instatement and approval quorum were verified. Also present, as representatives of the Company, were Mr. Alceu Duilio Calciolari, Mr. Fernando Cesar Calamita, Mr. Luciano Masson and Mr. Fabio Antonio Pereira, for any clarification needed. Present also, a representatives of Ernst & Young Terco, external auditor of the Company, Mrs. Daniel Maranhão and Marcos Pupo. As secretary of the Fiscal Council was Ms. Renata de Carvalho Fidale.

3. RESOLUTIONS: It was resolved, unanimously, by the present Fiscal Council Members and without any restrictions:

3.1. The Fiscal Council members manifested in favor of the final version of the documents related to the fiscal year ended on 12.31.2011, as well as for the restatement of the documents related to the fiscal year ended on 12.31.2010, as follows: Administration Report and Company’s Financial Statements, along with the Explanatory Notes and the Accounting Firm Report, which issued an opinion with no reservations for 2011 and 2010.

4. CLOSING: As there were no further issues to be addressed, the present Minutes were drawn up, approved and signed by all Fiscal Council members. Signatures:  Renata de Carvalho Fidale, Secretary. Olavo Fortes Campos Rodrigues Júnior, Adriano Rudek de Moura and Marcello Mascotto Iannalfo.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, April 9, 2012.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF n°  01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

FISCAL COUNCIL OPINION

The members of the Fiscal Council of Gafisa S.A. (“Company”) hereunder signed, on the exercise of the powers conferred to them by the Art. 163 of Law 6,404/76, after examining the Administration Report and Company’s Financial Statements related to the fiscal year ended on 12.31.2011, along with the Explanatory Notes and the Accounting Firm Report (the “Documents”), expressed an opinion in favor of the Documents and manifested in favor of the approval by the Annual General Meeting of the Shareholders of the Company to be summoned.

The Fiscal Council Opinion was executed by Olavo Fortes Campos Rodrigues Júnior, Adriano Rudek de Moura and Marcello Mascotto Iannalfo. I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, April 9, 2012.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 10, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer